Filed by Xerox Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.

Commission File No.: 1-12665

The proposed merger transaction involving Xerox and ACS will be submitted to the respective stockholders of Xerox and ACS for their consideration. In connection with the proposed merger, Xerox will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Xerox and ACS that also constitutes a prospectus of Xerox. Xerox will mail the joint proxy statement/prospectus to its stockholders. Xerox and ACS urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Xerox and ACS, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Xerox’s website, www.xerox.com, under the heading “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, without charge, from ACS’s website, www.acs-inc.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

Xerox, ACS and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Xerox and ACS in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Xerox and ACS in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009. You can find information about ACS’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009. You can obtain free copies of these documents from Xerox and ACS websites using the contact information above.

This release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of ACS will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of ACS; the risk that customer retention and revenue expansion goals for the ACS transaction will not be met and that disruptions from the ACS transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 and our 2008 Annual Report on Form 10-K and ACS’s 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission. Xerox assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

This was posted by Paul Hartley on gigaom.com

•     Will this bet pay off? Well, I’m not a betting man, and Xerox and ACS are not organizations that take this sort of move lightly. But I can tell you this much: there is huge market opportunity and real demand from enterprises and governments for the services we can now deliver on a global scale. As you point out, it’s all about the data, the information. In this case, what we can now do better than anyone out there is manage that information more efficiently, reducing costs and improving processes. It’s worth clarifying that while ACS IT services will be significantly bolstered by Xerox’s global presence and technology, this deal is much more than a simple infrastructure play. Simply put, Xerox/ACS is the only combination that truly focuses on business process and document management. The combination is powerful in that ACS has Business Process Expertise and Xerox has technology that deals well with both structured and unstructured data – the keys to working in the “cloud”.

Paul Hartley, Corporate Business Strategy at Xerox

Paul Hartley — 12:02 PM on September 28, 2009

This was posted by Paul Hartley on ZDNet.com

What Makes This Deal Different

Larry ? It?s a big day for us at Xerox. When you bring together two companies to create the world?s leading company for document and business process management?that?s really big. And you?re right, there?s been a lot of movement on the services front, but what makes our move different from HP/EDS or Dell/Perot Systems is that Xerox is already a first class services organization, with a decade under our belt. These other firms are focused on servicing the hardware and IT infrastructure needs of enterprises and institutions. Instead, our combined companies will focus on the information needs of the business process ?the data, documents and transactional touch points ? to solve business problems. At the end of the day this transaction creates a single provider for enterprises and governments to do the three things that matter most: reduce costs, improve processes; and manage information more efficiently.

Paul Hartley, Corporate Business Strategy at Xerox

Posted by: P. Hartley Posted on: 09/28/09

ACS acquisition positions Xerox for long-term growth.

September 28th, 2009 by John Kelly

Today Xerox is making history in our Services business. The agreement to acquire Affiliated Computer Services (ACS), the world’s largest diversified BPO firm, communicates to the world, our competitors and to our Xerox people that our Services – Led strategy is more than a vision – it’s a power reality. And one that will propel us into becoming the leading global enterprise for document and business process management with a services business that is estimated to almost triple to $10 billion next year.

Strength in numbers.

Why now? Because the BPO market is sized at $150 billion – growing at a rate of 5 percent per year and has never been more competitive. The evolving demand in the marketplace and the challenging economy has forced our clients to find innovative ways to help them cut costs and provide a clear long-term strategy for significant business transformation. By combining the two companies, we will have unprecedented strength to meet our clients’ challenges head on with the potential to become a $22 billion global company with a strong, profitable annuity stream projected at $17 billion.

A great partnership.

With the companies’ combined strengths, our ability to provide valuable services with vertical expertise and global delivery will create a distinct, new class of solution providers centered around the information needs of improving business processes, of which Xerox will be the leader.

Xerox’s strengths

•	Brand image
•	Industry leading document management business
•	R&D Investments & leading technology
•	Global account management & delivery

ACS strengths

•	Vertical industry BPO knowledge, which is balanced between private and public sectors
•	Strong back and front office BPO expertise
•	Services talent management
•	Broad offshore delivery capabilities

What does this mean for our clients?

Clients are increasingly seeking providers that offer a full range of services – from their document technology to the process management in their back and front office operations. We will be better positioned to manage the scope of their work through our innovative, differentiated offerings, global delivery network and best – in class document technologies and services. That’s exactly what we will deliver based on our expanded portfolio.

Proactively reach out to your clients and reinforce the value this acquisition will bring to them. Encourage them to ask questions and reassure them that we will continue to provide outstanding service as we move through this process. Let them know that we will continue to do what’s necessary to prepare ourselves to hit the ground running as a combined company. With pending regulatory and shareholder approval, we expect the transaction will close in the first quarter of 2010. Learn more about ACS and find the latest research and reports by visiting Intellicentre.

This is an exciting time for XGS and over the last several years we have taken a measured approach to changing our business. We play a significant role in transforming Xerox from a technology leader to the leading global enterprise for document and business process management – managing back office operations that make front offices successful.

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